BONE BIOLOGICS CORPORATION

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

July 7,2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bone Biologics Corporation.
Registration Statement on Form S-3
Filed June 28,2022
File No. 333-265872

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bone Biologics Corporation., a Delaware corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Monday, July 11,2022, or as soon thereafter as is practicable. Please call our counsel, David L. Ficksman of TroyGould PC at 310-789-1290 to provide notice of effectiveness.

Very truly yours,

BONE BIOLOGICS CORPORATION.

By:	/s/ Jeffrey Frelick
Jeffrey Frelick
Chief Executive Officer